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100 F Street, N.E.

Washington, D.C. 20549

Re:	Rentech Nitrogen Partners, L.P. Registration Statement on Form S-1 Amended October 20, 2011
File No. 333-176065

Dear Ms. Block:

On behalf of Rentech Nitrogen Partners, L.P. (the “Partnership”), below please find the Partnership’s responses to the comments in your letter of October 24, 2011 with respect to Amendment No. 3 (“Amendment No. 3”) to the Partnership’s Registration Statement on Form S-1 (File No. 333-176065) (the “Registration Statement”). The Partnership concurrently is filing Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which incorporates the revisions discussed below. For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented. Please note that the responses are based on information provided to us by the Partnership. In addition, we are separately delivering to you by FedEx five blacklined copies of Amendment No. 4 marked against Amendment No. 3.

Please feel free to call the undersigned, David Zaheer, at (213) 891-8045 with any questions or comments.

Use of Proceeds, page 61

1.	Please provide separate amounts for the use of proceeds for the urea expansion project, DEF build-out and FEED for your ammonia capacity expansion project. Please also include disclosure that other funds will be needed to complete some of these projects. Refer to Instruction 3 to Item 504 of Regulation S-K.

October 26, 2011

Response:

In response to the Staff’s comment, the Partnership has revised the disclosure to separately set forth the amount of the proceeds that it intends to use for each of the urea expansion and DEF build-out project and FEED for the ammonia capacity project. See pages 14, 16, 59 and 62 of Amendment No. 4.

The Partnership respectfully submits to the Staff that the urea expansion and DEF build-out are two components of the same expansion project. The expected cost of the two components are included in the same budget, and the Partnership would not continue with one component and not the other. Accordingly, the Partnership does not believe that allocating a portion of the proceeds to each individual component of the expansion project is necessary or appropriate. The Partnership has revised the disclosure to clarify that the urea expansion and DEF build-out are one expansion project. See pages 9, 14, 16, 59, 62, 78, 104 and 132 of Amendment No. 4.

In addition, in response to the Staff’s comment and in accordance with Instruction 3 to Item 504 of Regulation S-K, the Partnership has revised the disclosure to clarify that other funds will be necessary to complete the ammonia capacity expansion project and to state the currently expected amount and sources of such other funds. See pages 16 and 62 of Amendment No. 4. After obtaining the proceeds from this offering, the Partnership does not expect to require other funds to complete the urea expansion and DEF build-out project.

Selected Historical Financial Information, page 78

2.	Please provide a narrative that explains what the pro forma information shows and a description of the transactions. The narrative can be similar to the presentation on page 20 under “Summary Historical and Pro Forma Financial Information.”

Response:

In response to the Staff’s comment, the Partnership has revised the disclosure as requested. See page 80 of Amendment No. 4.

Compensation Discussion and Analysis, page 147

3.	We note your response to comment 51 of our letter to you dated September 1, 2011. Please revise the disclosure under “Performance Goals Applicable to Our Shared NEOs” on pages 154 to 155 and “Performance Goals Applicable to Our Non-Shared NEOs (Other than Mr. Wallis)” on pages 155 and 156 to disclose the actual results in quantitative terms. Additionally please revise goals one and two on page 156 and goal five on page 157 under “Sales Incentive Program” to state each goal and the actual results in quantitative terms.

Response:

In response to the Staff’s comment and in furtherance of the Partnership’s prior response to comment 51 of the Staff’s letter, dated September 1, 2011, the Partnership has revised the

October 26, 2011

disclosure under (i) “Performance Goals Applicable to Our Shared NEOs” on pages 157 to 158 of Amendment No. 4, (ii) “Performance Goals Applicable to Our Non-Shared NEOs (other than Mr. Wallis) on pages 159 and 160 of Amendment No. 4 and (iii) goals one, two and five on page 160 of Amendment No. 4 under “Sales Incentive Program,” in each case, to further disclose the Partnership’s anticipated results under these performance goals in quantitative terms, to the greatest extent knowable at this time. Due to the recent completion of its 2011 fiscal year, the Partnership is continuing its process of assessing and deliberating with regard to the attainment of some of these performance objectives and has not reached final determinations. In the cases in which the Partnership has not reached a final determination with respect to performance objectives, the Partnership has clarified the disclosure to indicate that the attainment or non-attainment of such objectives only is expected at this time, and is subject to change. For example, with respect to metrics determined by reference to items contained in the Partnership’s audited financial statements, the Partnership notes that its audited financial statements for the 2011 fiscal year are not yet available and the Partnership is unable to provide preliminary, unaudited figures for these metrics in the disclosure. The Partnership will report its final determinations as to the specific attainment of applicable performance metrics as required by applicable disclosure rules promptly following its final determination of these attainment levels.

IPO-Related Equity Awards, page 158

4.	We note the statement in the first paragraph that you expect to make IPO Grants”[i]n connection with this offering” and in the second paragraph that “[a]ny IPO Grants will be conditioned upon the closing of this offering.” Please advise us whether you expect to make these grants prior to effectiveness. Please quantify the grants, if known, prior to effectiveness or advise.

Response:

In response to the Staff’s comment, the Partnership has revised the disclosure as requested. See pages 161 and 162 of Amendment No. 4.

*     *     *     *     *

If you have any additional questions, please feel free to call the undersigned at (213) 891-8045 to discuss them.

Very truly yours,

/s/ David A. Zaheer

David A. Zaheer, Esq.
of LATHAM & WATKINS LLP

cc:	Anthony J. Richmond, Esq.
Brett E. Braden, Esq.
G. Michael O’Leary, Esq.